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                                                                  Exhibit (a)(9)


CONTACT: Richard J. Harris, Vice President and Treasurer
         401-751-1600


RELEASE: NORTEK TO ACQUIRE PLY GEM
         -------------------------

PROVIDENCE, RI, July 24, 1997--Nortek, Inc. announced today that it has entered into an agreement with Ply Gem Industries, Inc. pursuant to which Nortek will acquire all outstanding shares of Ply Gem common stock for $19.50 per share. Nortek will pay approximately $310 million to purchase Ply Gem common stock and settle Ply Gem common stock options and will assume or refinance approximately $172 million of Ply Gem's existing debt. Nortek has in place sufficient cash and financing commitments to fund the acquisition and related costs.

     Pursuant to its agreement with Ply Gem, Nortek said it expects to commence by Tuesday, July 29, 1997, a cash tender offer for all outstanding shares of Ply Gem common stock. The offer will be conditioned upon tender of a majority of Ply Gem's outstanding shares (on a fully diluted basis), funding of Nortek's financing commitments and other customary conditions. Any Ply Gem shares not tendered to Nortek in the offer will be acquired by a merger of Ply Gem with a subsidiary of Nortek following consummation of the offer.

     The Ply Gem Board of Directors (by unanimous vote of all directors present) has approved the agreement with Nortek and recommends that stockholders tender their shares.

     Ply Gem has terminated its previous $18.75 per share merger agreement with Atrium Acquisition Holdings Corp., an affiliate of Hicks, Muse, Tate & Furst Incorporated. As a result, Atrium is being paid $9.5 million in breakup fees and is entitled to up to $2.5 million

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for reimbursement of expenses. Nortek has provided funds for the payment of such amounts by purchasing today 640,000 shares of Ply Gem common stock at $18.75 per share.

     Richard L. Bready, Nortek's Chairman and Chief Executive Officer, stated that a combination of Nortek and Ply Gem will create "a leader in the building products industry, with pro forma latest twelve-month (through June 30) sales of approximately $1.7 billion and EBITDA in excess of $155 million." According to Bready, "The two companies complement one another, creating significant marketing and distribution efficiencies and synergies."

     Bready pointed out that Nortek has emphasized the remodeling and renovation markets in its residential and commercial businesses for many years. "We've also concentrated on increasing our market share in rapidly growing markets. Ply Gem's business mix will enable us to take a quantum step forward in accomplishing these objectives, by substantially increasing our participation in the rapidly growing home improvement market and broadening our product offerings."

     Noting that 85 percent of U.S. housing stock was built before 1980, Bready said remodeling spending has and will continue to increase strongly and is expected to rise from $75 billion in 1996 to about $108 billion by the year 2005. "We are confident that by combining Nortek and Ply Gem, Nortek's stockholders and bondholders will benefit from the incremental growth, strong cash flow and larger capital base."

     Nortek is a leading manufacturer and distributor of high-quality, competitively priced products and systems for residential and commercial building and remodeling. The U.S. leader in residential ventilation products and indoor air quality systems, Nortek's principal businesses include building products and HVAC systems designed to add value and improve air quality for homes and businesses. Ply Gem Industries is a major manufacturer and


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distributor of building and home improvement products used primarily in residential remodeling and construction. Principal products include vinyl and wood windows and doors, vinyl siding and accessories, skylights, specialty wood products and other home decor and improvement products.

     Nortek's net sales from continuing businesses rose by 25 percent in 1996, reaching nearly $1 billion. A major portion of Nortek's gains reflected the successful integration of three companies, acquired in 1995, which specialize in building and home improvement products. In the first quarter of 1997, Nortek raised $175 million in debt capital, primarily to fund growth through additional strategic acquisitions.

     Wasserstein Perella & Co., Inc. is acting as financial adviser to Nortek.

     This release contains forward-looking statements relating to future financial results. Actual results may differ as a result of factors over which the Company has no control, including the strength of domestic and foreign economies, slower than anticipated sales growth, price and product competition and increases in raw material costs. Additional information which could affect the Company's financial results is included in the Company's annual report and on Forms 10-K and 10-Q, on file with the Securities and Exchange Commission.